Exhibit 20.1

Skechers USA, Inc. to Sell $75 Million Convertible Subordinated Notes

Manhattan Beach, California – April 4, 2002: Skechers USA, Inc. (NYSE: SKX) announced today the pricing of $75,000,000 of its 4.50% Convertible Subordinated Notes due 2007 (the “Notes”) through a private offering. The initial purchaser also has an option to purchase an additional $15,000,000 of Notes to cover over-allotments.

The Notes will accrue interest at 4.50% per annum and will be convertible into Skechers Class A common stock, at the option of the holder, at an initial conversion price of $25.968 per share.

Skechers intends to use the net proceeds of the issuance to repay outstanding amounts under its revolving line of credit. The closing of the offering is subject to customary closing conditions.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes. Any offers of the Notes will be made by means of a private offering circular.

The Notes and the Class A common stock issuable upon conversion thereof have not been registered under the Securities Act of 1933, as amended, or any state securities laws. Unless so registered, the Notes and the Class A common stock issuable upon conversion of the Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws.

SKECHERS USA, Inc., designs, develops and markets branded footwear for men, women and children. The Company offers a balanced assortment of basic and fashionable merchandise, which is sold to department stores and specialty retailers, as well as directly to consumers through company-owned SKECHERS retail stores and e-commerce.

This announcement may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “belief,” or other comparable terminology. These forward-looking statements involve risks and uncertainties that could cause actual results to differ from those projected in forward-looking statements and reported results shall not be considered an indication of the Company’s future performance. Factors that might cause or contribute to such differences include, among others, a decrease in sales during the back-to-school or holiday selling season, change in consumer demands and fashion trends, potential disruptions in manufacturing related to overseas sourcing, cancellation of order commitments and decreased demand by industry retailers, and the inability to sustain prior growth and other factors affecting retail market conditions, including those factors addressed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2001.

Contact:	SKECHERS USA, Inc. Company Contact: David Weinberg, (310) 318-3100 or Integrated Corporate Relations Investor Relations: Allison Malkin, (203) 222-9013